Contact

www.linkedin.com/in/marcoaurilio (LinkedIn)

Top Skills

Start-up Leadership
Teaching
Science Education

Languages

English (Native or Bilingual)
Italian (Professional Working)

Certifications

Firefighter 1 and 2
FIre Investigator
Fire Instructor 1

Marco Aurilio

Business owner
Leavenworth, Washington, United States

Experience

Leavenworth SportArena LLC

Co-Founder
August 2021 - Present (3 years 8 months)
Leavenworth, Washington, United States

We have been missing something ....!!!....Seasonal Ice Arena and events , Downtown Leavenworth ..Get Ready.. Get Involved : https://wefunder.com/leavenworth.eisbahn

Wenatchee Valley College

Part Time Faculty
2017 - Present (8 years)
Wenatchee, WA

Hazardous Materials .. HAZMAT instructor for OCED Program.

Firewise Living , Last Minute Snow PLowing

Business Owner
March 2015 - Present (10 years 1 month)
Leavenworth, Washington, United States

Firewise living prepared homes and property to better withstand and survive wildfire and ember storms, Last minute snow plowing provides snow removal service.

Marco Aurilio, Natural Products Consultant

Consultant
August 2007 - Present (17 years 8 months)
Leavenworth, WA

Consulting in the Natural Products Industry. My experience includes Pharmaceutical extractions from plants, functional beverage and food formulation, Novel Functional ingredient identification and development , regulatory assistance, Scientific literature research and support, broad scale technical support.

"SUSTAINABLE SOLUTIONS FROM NATURE"

City Of Leavenworth, WA
City Council Member
January 2022 - December 2023 (2 years)
Leavenworth, Washington, United States

Represent the voters to legislate and support: community, economic and infrastructure development and sustainable growth

Chelan Fire and Rescue
Professional Firefighter / EMT
January 2017 - December 2018 (2 years)
Chelan, WA

Respond to Fire, Rescue and Medical Emergencies. Immediate, mid and long term planning to mitigate and prevent incident risk and public education to partner with the community for a safer district.

Chelan County Fire District 3
Volunteer - Lieutenant / Firefighter / EMT
August 2012 - December 2016 (4 years 5 months)
Leavenworth, WA

Respond to Medical, Fire, Traffic, Rescue and other incidents to assist in preserving life while mitigating danger and damage to property.

Leavenworth Community Farmers Market
President
December 2013 - December 2015 (2 years 1 month)
Leavenworth, WA

A community owned and run farmer's market, that is run by volunteers to provide a community market that allows local organic food to be sold directly from farmers to consumers. Farmer's markets are the true future of food sustainability. http://www.leavenworthfarmersmarket.org/

Extracciones Naturales S.A. de C.V.
USA Technical Director
August 2010 - June 2014 (3 years 11 months)
Functional food ingredients, Glycemic Index reducing, Diet-related disease mitigation,
Ingredients currently available: Nopal, Prickly Pear (puree, juice concentrate), Agave syrup and inulin, Chia seed, Avocado Oil.
Natural products Extraction, HPLC, GC analysis. Private label contract manufacture.

Whatcom County Fire District 5
Firefighter/EMT
June 2008 - August 2011 (3 years 3 months)
Point Roberts, WA

Volunteer fire department for Point Roberts, WA.. an all volunteer Fire
department. Trained and equipped to suppress structure, marine and
wild-land fire. We also provide Rescue, extrication and ILS life support for
Emergency Medical aid.

Chosen Foods Corp
Technical Director
August 2009 - August 2010 (1 year 1 month)

garuda international Inc
technical director
July 2005 - September 2007 (2 years 3 months)
Exeter, CA

Natural Pharmaceuticals Inc. (NPI)
Process development scientist
2000 - 2003 (3 years)

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Education

Metropolitan State University of Denver
BS, Microbiology, Chemistry (double Major)) · (1993 - 1998)